Exhibit 99.1

Niu Technologies Announces Unaudited Fourth Quarter and Full Year 2024 Financial Results

-- Fourth Quarter Revenues of RMB 819.2 million, increase 71.1% year over year

-- Fourth Quarter Net Loss of RMB 72.5 million, compared to net loss of RMB 130.2 million in the same period of last year

-- Full Year Revenues of RMB 3,288.3 million, increase 24.0% year over year

-- Full Year Net loss of RMB 193.2 million, compared to net loss of RMB 271.8 million in 2023

BEIJING, China, March 17, 2025 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

Fourth Quarter 2024 Financial Highlights

•	Revenues were RMB 819.2 million, an increase of 71.1% year over year

•	Gross margin was 12.4%, compared with 19.0% in the fourth quarter of 2023

•	Net loss was RMB 72.5 million, compared with net loss of RMB 130.2 million in the fourth quarter of 2023

•	Adjusted net loss (non-GAAP)[1] was RMB 66.7 million, compared with adjusted net loss of RMB 122.4 million in the fourth quarter of 2023

Fourth Quarter 2024 Operating Highlights

•	The number of e-scooters sold was 226,634, up 64.9% year over year

•	The number of e-scooters sold in China was 182,333, up 65.1% year over year

•	The number of e-scooters sold in the international markets was 44,301, up 63.9% year over year

•	The number of franchised stores in China was 3,735 as of December 31, 2024

•	The number of distributors in our international sales network was 57, covering 53 countries as of December 31, 2024

Dr. Yan Li, Chief Executive Officer of the Company, remarked: “In 2024, we experienced significant volume growth in China, driven by strong consumer demand for our new models. By rapidly improving our design and technological capabilities, we have developed a diversified portfolio that addresses a broad range of market needs. Our store expansion has been a key growth driver, increasing the visibility of the NIU brand in previously underserved areas. Building on this momentum, we are confident in our ability to sustain the strong consumer appeal of our products in 2025.”

1 Adjusted net income (loss) (non-GAAP) is defined as net income (loss) excluding share-based compensation expenses

Dr. Li continued, “Internationally, our micro-mobility segment expanded its retail presence in 2024 through strategic partnerships with major retailers such as Best Buy. The increased visibility of our electric motorcycles and mopeds has further strengthened our global footprint, solidifying our position in key markets.”

Fourth Quarter 2024 Financial Results

Revenues reached RMB 819.2 million, representing a 71.1% increase year-over-year. This growth was mainly driven by a 64.9% increase in sales volume, along with a 3.8% increase in revenues per e-scooter. The following table shows the revenue breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2024 Q4	2023 Q4	% change YoY
E-scooter sales from China market	646.2	355.2	+81.9%
E-scooter sales from international markets	87.2	59.0	+47.8%
E-scooter sales, sub-total	733.4	414.2	+77.0%
Accessories, spare parts and services	85.8	64.5	+33.1%
Total	819.2	478.7	+71.1%

Revenues per e-scooter (in RMB)	2024 Q4	2023 Q4	% change YoY
E-scooter sales from China market[2]	3,544	3,216	+10.2%
E-scooter sales from international markets[2]	1,968	2,183	-9.8%
E-scooter sales	3,236	3,013	+7.4%
Accessories, spare parts and services[3]	379	469	-19.2%
Revenues per e-scooter	3,615	3,482	+3.8%

▪	E-scooter sales revenues from China market were RMB 646.2 million, an increase of 81.9% year-over-year, and represented 88.1% of total e-scooter revenues. The increase was mainly due to the increased sales volume and revenues per e-scooter in China market.

▪	E-scooter sales revenues from international markets were RMB 87.2 million, an increase of 47.8% year-over-year, and represented 11.9% of total e-scooter revenues. The increase was mainly due to the increased sales volume of kick-scooters with lower sales price in international markets.

▪	Accessories, spare parts sales and services revenues were RMB 85.8 million, an increase of 33.1% year-over-year, and represented 10.5% of total revenues. The increase was mainly due to an increase in accessories and spare parts sales in both China and international markets.

▪	Revenues per e-scooter was RMB 3,615, an increase of 3.8% year-over-year, mainly due to increased revenues per e-scooter in China market.

Cost of revenues was RMB 717.2 million, an increase of 85.0% year-over-year, mainly due to the increase in sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specific period, was RMB 3,165, an increase of 12.2% from RMB 2,820 in the last quarter of 2023. This increase was mainly due to a higher proportion of premium series sales in China market with higher cost per e-scooter, the increased freight costs in international markets, and tariffs in U.S. market.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international market in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Gross margin was 12.4%, compared with 19.0% in the same period of 2023. The decrease was mainly due to changes in the product mix of kick-scooters, sales incentives offered during the holiday season, increased freight costs in international markets, and tariffs in U.S. market.

Operating expenses were RMB 193.0 million, a decrease of 21.6% from the same period of 2023. Operating expenses as a percentage of revenues was 23.6%, compared with 51.4% in the fourth quarter of 2023.

▪	Selling and marketing expenses were RMB 136.3 million (including RMB 1.4 million of share-based compensation), a decrease of 28.7% from RMB 191.2 million in the fourth quarter of 2023, mainly due to the decrease of RMB 34.2 million and RMB 22.3 million in rental expenses and advertising and promotion activities, respectively, primarily in international markets. Selling and marketing expenses as a percentage of revenues was 16.6%, compared with 39.9% in the fourth quarter of 2023.

▪	Research and development expenses were RMB 38.6 million (including RMB 2.1 million of share-based compensation), an increase of 8.4% from RMB 35.6 million in the fourth quarter of 2023, mainly due to an increase of RMB 2.6 million in staff cost and share-based compensation. Research and development expenses as a percentage of revenues was 4.7%, compared with 7.4% in the fourth quarter of 2023.

▪	General and administrative expenses were RMB 18.1million (including RMB 2.3 million of share-based compensation), a decrease of 6.8% from RMB 19.4 million in the fourth quarter of 2023, mainly due to the decrease in allowance for doubtful accounts of RMB 1.0 million, and the increase in foreign exchange gain of 2.5 million. General and administrative expenses as a percentage of revenues was 2.2%, compared with 4.1% in the fourth quarter of 2023.

Operating expenses excluding share-based compensation were RMB 187.3 million, decreased by 21.5% year over year, and represented 22.9% of revenues, compared with 49.9% in the fourth quarter of 2023.

▪	Selling and marketing expenses excluding share-based compensation were RMB 135.0million, a decrease of 28.7% year over year, and represented 16.5% of revenues, compared with 39.6% in the fourth quarter of 2023.

▪	Research and development expenses excluding share-based compensation were RMB 36.6 million, an increase of 12.0% year over year, and represented 4.5% of revenues, compared with 6.8% in the fourth quarter of 2023.

▪	General and administrative expenses excluding share-based compensation were RMB 15.8 million, a decrease of 5.8% year over year, and represented 1.9% of revenues, compared with 3.5% in the fourth quarter of 2023.

Share-based compensation was RMB 5.9 million, compared with RMB 7.7 million in the same period of 2023.

Income tax benefit was RMB 9.8 million, compared with income tax benefit of RMB 14.4 million in the same period of 2023.

Net loss was RMB 72.5 million, compared with net loss of RMB 130.2 million in the fourth quarter of 2023. The net loss margin was 8.9%, compared with net loss margin of 27.2% in the same period of 2023.

Adjusted net loss (non-GAAP) was RMB 66.7 million, compared with an adjusted net loss of RMB 122.4 million in the fourth quarter of 2023. The adjusted net loss margin4 was 8.1%, compared with an adjusted net loss margin of 25.6% in the same period of 2023.

Basic and diluted net loss per ADS were both RMB 0.91 (US$ 0.13).

Full Year 2024 Financial Results

Revenues were RMB 3,288.3 million, representing a 24.0% increase year over year. This growth was mainly attributable to a 30.2% increase in sales volume, partially offset by a 4.8% decrease in revenues per e-scooter. E-scooter sales revenues from China market and international markets represented 86.6% and 13.4% of our total revenues from e-scooter sales, respectively. The following table shows the revenue breakdown and revenues per e-scooter in the years presented:

Revenues (in RMB million)	2024 Full Year	2023 Full Year	% change YoY
E-scooter sales from China market	2,563.6	2,010.0	+27.5%
E-scooter sales from international markets	396.9	348.7	+13.8%
E-scooter sales, sub-total	2,960.5	2,358.7	+25.5%
Accessories, spare parts and services	327.8	293.1	+11.8%
Total	3,288.3	2,651.8	+24.0%

Revenues per e-scooter (in RMB)	2024 Full Year	2023 Full Year	% change YoY
E-scooter sales from China market[2]	3,377	3,344	+1.0%
E-scooter sales from international markets[2]	2,402	3,204	-25.0%
E-scooter sales	3,203	3,323	-3.6%
Accessories, spare parts and services[3]	354	413	-14.3%
Revenues per e-scooter	3,557	3,736	-4.8%

Cost of revenues were RMB 2,789.5 million, an increase of 34.0% year over year, mainly resulting from increased e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specific period, was RMB 3,018, an increase of 2.9% from RMB 2,932 in 2023.

Gross margin was 15.2%, compared with 21.5% in 2023. The decrease was mainly due to a higher proportion of kick-scooters sales with lower sales prices and margin in international markets, changes in product mix of e-scooters, and increased sales incentives to franchisees in China market.

Operating expenses were RMB 750.3 million, a decrease of 15.8% from RMB 891.2 million in 2023. Operating expenses as a percentage of revenues was 22.8%, compared with 33.6% in 2023.

4 Adjusted net income (loss) margin is defined as adjusted net income (loss) (non-GAAP) as a percentage of the revenues

Operating expenses excluding share-based compensation were RMB 726.8 million, a decrease of 14.0% year over year, and represented 22.1% of revenues, compared with 31.9% in 2023.

Share-based compensation was RMB 24.2 million, a decrease of RMB 23.4 million from RMB 47.7 million in 2023.

Income tax benefit was RMB 23.6 million, compared with income tax benefit of RMB 10.2 million in 2023.

Net loss was RMB 193.2 million, compared with net loss of RMB 271.8 million in 2023. The net loss margin was 5.9%, compared with net loss margin of 10.3% in 2023.

Adjusted net loss (non-GAAP) was RMB 169.0 million, compared with an adjusted net loss of RMB 224.2 million in 2023. The adjusted net loss margin4 was 5.1%, compared with an adjusted net loss margin of 8.5% in 2023.

Basic and diluted net loss per ADS were both RMB 2.44 (US$ 0.33).

Balance Sheet

As of December 31, 2024, the Company had cash and cash equivalents and term deposits of RMB 904.4 million in aggregate. The Company had restricted cash of RMB 216.4 million and short-term bank borrowings of RMB 200.0 million.

Business Outlook

NIU expects revenues of the first quarter 2025 to be in the range of RMB 631 million to RMB 707 million, representing a year-over-year increase of 25% to 40%. NIU expects the sales volume for full year 2025 to be in the range of 1.3 million to 1.6 million units, representing a year-over-year increase of approximately 40% to 70%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation and is subject to change.

Conference Call

The Company will host an earnings conference call on Monday, March 17, 2025 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time) to discuss its fourth quarter and full year 2024 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers and a personal PIN, which will be used to join the conference call.

Event:	Niu Technologies Fourth Quarter and Full Year 2024 Financial Results Conference Call
Registration Link:	https://register-conf.media-server.com/register/BI427237b63fc249579b187787482439fd

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, NIU offers two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, FQi series and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services to users.

For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income (loss) and adjusted net income (loss) margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses. Adjusted net income (loss) margin is defined as adjusted net income (loss) as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 7.2993 to US$ 1.00, the exchange rate in effect as of December 31, 2024, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	872,573,460	630,021,303	86,312,565
Term deposits	97,555,565	274,351,895	37,586,056
Restricted cash	107,666,733	216,395,796	29,646,103
Accounts receivable, net	94,956,170	131,921,419	18,073,160
Inventories	392,790,141	649,177,719	88,936,983
Prepayments and other current assets	195,072,129	267,938,339	36,707,402
Total current assets	1,760,614,198	2,169,806,471	297,262,269

Non-current assets
Property, plant and equipment, net	323,112,366	320,013,632	43,841,688
Intangible assets, net	1,306,401	1,043,801	143,000
Operating lease right-of-use assets	76,821,285	71,223,350	9,757,559
Deferred income tax assets	20,747,021	31,752,254	4,350,041
Other non-current assets	6,730,378	19,318,659	2,646,645
Total non-current assets	428,717,451	443,351,696	60,738,933

Total assets	2,189,331,649	2,613,158,167	358,001,202

LIABILITIES
Current liabilities
Short-term bank borrowings	100,000,000	200,000,000	27,399,888
Notes payable	167,282,688	294,348,768	40,325,616
Accounts payable	575,724,288	869,015,140	119,054,586
Income taxes payable	1,357,913	1,071,914	146,852
Advances from customers	19,304,488	35,892,860	4,917,302
Deferred revenue-current	41,755,097	50,247,103	6,883,825
Accrued expenses and other current liabilities	165,511,396	201,356,008	27,585,659
Total current liabilities	1,070,935,870	1,651,931,793	226,313,728

Deferred revenue-non-current	13,168,111	16,886,859	2,313,490
Deferred income tax liabilities	2,362,494	3,269,464	447,915
Operating lease liabilities	280,421	89,990	12,329
Other non-current liabilities	8,968,519	9,697,841	1,328,599
Total non-current liabilities	24,779,545	29,944,154	4,102,333

Total liabilities	1,095,715,415	1,681,875,947	230,416,061

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	90,031	90,549	12,405
Class B ordinary shares	10,316	10,316	1,413
Additional paid-in capital	1,964,138,365	1,988,638,160	272,442,311
Accumulated other comprehensive loss	(9,495,674)	(3,129,362)	(428,721)
Accumulated deficit	(861,126,804)	(1,054,327,443)	(144,442,267)
Total shareholders’ equity	1,093,616,234	931,282,220	127,585,141

Total liabilities and shareholders’ equity	2,189,331,649	2,613,158,167	358,001,202

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended December 31,			Year Ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues	478,687,794	819,179,677	112,227,156	2,651,757,646	3,288,296,344	450,494,752
Cost of revenues(a)	(387,743,580)	(717,195,572)	(98,255,391)	(2,081,010,633)	(2,789,533,350)	(382,164,502)
Gross profit	90,944,214	101,984,105	13,971,765	570,747,013	498,762,994	68,330,250
Operating expenses:
Selling and marketing expenses(a)	(191,169,312)	(136,342,357)	(18,678,826)	(495,734,694)	(489,577,690)	(67,071,869)
Research and development expenses(a)	(35,634,011)	(38,622,708)	(5,291,289)	(150,985,739)	(130,111,359)	(17,825,183)
General and administrative expenses(a)	(19,396,568)	(18,075,985)	(2,476,400)	(244,518,817)	(130,617,629)	(17,894,542)
Total operating expenses	(246,199,891)	(193,041,050)	(26,446,515)	(891,239,250)	(750,306,678)	(102,791,594)
Government grants	1,071,262	387,800	53,128	2,968,735	911,556	124,883
Operating loss	(154,184,415)	(90,669,145)	(12,421,622)	(317,523,502)	(250,632,128)	(34,336,461)
Interest expenses	(817,656)	(1,598,640)	(219,013)	(1,423,924)	(5,623,544)	(770,422)
Interest income	9,946,526	9,559,430	1,309,637	35,492,190	37,089,488	5,081,239
Investment income	441,028	371,460	50,890	1,426,370	2,358,995	323,181
Loss before income taxes	(144,614,517)	(82,336,895)	(11,280,108)	(282,028,866)	(216,807,189)	(29,702,463)
Income tax benefit	14,444,605	9,798,826	1,342,434	10,192,884	23,606,550	3,234,084
Net loss	(130,169,912)	(72,538,069)	(9,937,674)	(271,835,982)	(193,200,639)	(26,468,379)
Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil income taxes	(5,456,486)	10,263,988	1,406,161	7,386,368	6,366,312	872,181
Unrealized gain on available-for-sale securities, net of reclassification	-	-	-	(345,356)	-	-
Comprehensive loss	(135,626,398)	(62,274,081)	(8,531,513)	(264,794,970)	(186,834,327)	(25,596,198)
Net loss per ordinary share
—Basic	(0.83)	(0.46)	(0.06)	(1.73)	(1.22)	(0.17)
—Diluted	(0.83)	(0.46)	(0.06)	(1.73)	(1.22)	(0.17)
Net loss per ADS
—Basic	(1.65)	(0.91)	(0.13)	(3.47)	(2.44)	(0.33)
—Diluted	(1.65)	(0.91)	(0.13)	(3.47)	(2.44)	(0.33)
Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net loss per ordinary share
—Basic	157,474,523	158,924,842	158,924,842	156,816,105	158,460,242	158,460,242
—Diluted	157,474,523	158,924,842	158,924,842	156,816,105	158,460,242	158,460,242
Weighted average number of ADS outstanding used in computing net loss per ADS
—Basic	78,737,262	79,462,421	79,462,421	78,408,053	79,230,121	79,230,121
—Diluted	78,737,262	79,462,421	79,462,421	78,408,053	79,230,121	79,230,121

Note:

(a) Includes share-based compensation expenses as follows:

	Three Months Ended December 31,			Year Ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	335,225	155,177	21,259	1,237,902	751,445	102,948
Selling and marketing expenses	1,784,011	1,363,601	186,813	9,991,688	7,110,420	974,124
Research and development expenses	2,997,597	2,054,764	281,502	21,653,946	7,325,327	1,003,566
General and administrative expenses	2,623,526	2,281,042	312,501	14,775,768	9,045,786	1,239,268
Total share-based compensation expenses	7,740,359	5,854,584	802,075	47,659,304	24,232,978	3,319,906

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended December 31,			Year Ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(130,169,912)	(72,538,069)	(9,937,674)	(271,835,982)	(193,200,639)	(26,468,379)
Add:
Share-based compensation expenses	7,740,359	5,854,584	802,075	47,659,304	24,232,978	3,319,906
Adjusted net loss	(122,429,553)	(66,683,485)	(9,135,599)	(224,176,678)	(168,967,661)	(23,148,473)